1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2002

China Unicom Limited
(Translation of registrant’s name into English)

10-12/F Office Tower 1 Henderson Center 18 Jian Guo Men Nei Avenue Beijing, China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                                                                                  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                                                                                                No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: December 5, 2002	By:	/s/ Tan Xinghui

Tan Xinghui

Executive Director and Vice President

EXHIBITS

Exhibit Number		Page

1.1	Announcement in relation to the Forecast Earnings Per Share of China Unicom Limited, dated December 4, 2002.	4

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy of completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

The Board wishes to clarify certain reports in the press articles dated 30 November 2002 regarding information on the forecast earnings per share (the EPS) of the Company.

The board of directors (the Board) of China Unicom Limited (the Company) noted certain press articles dated 30 November 2002 regarding the forecast earning per share of the Company (the EPS Forecast). The EPS accretion of the Company for the six months ended 30 June 2002 is approximately 4%. However for the two years ending 31 December 2002, the Board wishes to clarify that the EPS Forecast was prepared by I/B/E/S, a company collecting earning expectations data, and not by the Company. According to the EPS Forecast prepared by I/B/E/S, the EPS accretions for the years ending 31 December 2002 and 31 December 2003 will be approximately 6% and 9%, respectively. The Company has no intention to represent or comment on the accuracy of the EPS Forecast information prepared by I/B/E/S.

Caution Statement

The Board wishes to remind investors that the EPS Forecast for the two years ending 31 December 2003 was prepared by I/B/E/S and not by the Company. Investors are cautioned not to unduly rely on such data. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board
China Unicom Limited
Ngai Wai Fung
Company Secretary
Hong Kong, 4 December 2002